SCHEDULE 13G

United States
Securities and Exchange Commission
Washington, D.C. 20549

Under the Securities Exchange Act of 1934

(Name of Issuer): Callaway Golf Company

(Title of Class of Securities): Common Stock

(CUSIP Number): 131193104

(Date of event which requires filing of this Statement): 05/21/2009

Check the appropriate box to designate the Rule pursuant to which this schedule is filed:
[X] Rule 13d-1(b)
[ ] Rule l3d-1(c)
[ ] Rule l3d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 131193104
(1) Names of Reporting Persons: Fisher Investments

(2) Check the Appropriate Box if a Member of a Group (See Instructions)
    (a) N/A
    (b) N/A

(3) SEC Use Only

(4) Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned By Each Reporting Person With:

(5) Sole Voting Power: 1,677,950
(6) Shared Voting Power: N/A
(7) Sole Dispositive Power: 3,471,000
(8) Shared Dispositive Power: N/A

(9) Aggregate Amount Beneficially Owned by Each Reporting Person: 3,471,000

(10) Check if the Aggregate Amount in Row(9) Excludes Certain Shares: N/A

(11) Percent of Class Represented by Amount in Row(9): 5.38%

(12) Type of Reporting Person (See Instructions): IA


SCHEDULE 13G
Item 1(a). Name of Issuer: Callaway Golf Company

Item 1(b). Address of Issuer's Principal Executive Offices:
Callaway Golf Company
2180 Rutherford Road
Carlsbad, CA 92008

Item 2(a). Name of Person Filing: Fisher Investments

Item 2(b). Address of Principal Business Office or, if none, Residence:
Fisher Investments
13100 Skyline Blvd.
Woodside, CA 94062-4527

Item 2(c). Citizenship: Fisher Investments was incorporated and organized in the state of Delaware, in the United States.

Item 2(d). Title of Class of Securities: Common Stock

Item 2(e). CUSIP No.: 131193104

Item 3. If this statement is filed pursuant to Rule 13d-l (b) or 13d-2(b), check whether the person filing is a:

(a) [ ] Broker or Dealer registered under Section 15 of the Act
(d) [ ] Investment Company registered under Section 8 of the Investment Company Act
(e) [X] Investment Adviser in accordance with 240.13d-1(b) (1)(ii)(E)

Item 4. Ownership:

Number of Shares: 3,471,000
Percentage of Outstanding Shares: 5.38%
Sole Voting Power: 1,677,950
Shared Voting Power: N/A
Sole Dispositive Power: 3,471,000
Shared Dispositive Power: N/A

Item 5. Ownership of Five Percent or Less of a Class: N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person: N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company: N/A

Item 8. Identification and Classification of Members of the Group: N/A

Item 9. Notice of Dissolution of Group: N/A

Item 10. Certification

By signing below, I certify that, to the best of my knowledge and belief, the Securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I the Undersigned certify that the information set forth in this statement is true, complete and correct.

By: /s/ Tom Fishel
Name: Tom Fishel
Title:  Chief Compliance Officer
Date: 05/29/2009